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SEC FILE NUMBER
8-39085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rice Financial Products Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4235 Hillsboro Pike, Suite 300
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Nazzareno	212-908-9219	Karen.nazzareno@ricefin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

9 Greenway Plaza	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Donald Rice Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rice Financial Products Company, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman/CEO/COO

[signature]
Notary Public

KAREN NAZZARENO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6385370
Qualified in Suffolk County
My Commission Expires 12-31-2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rice Securities, LLC
dba Rice Financial Products Company
Consolidated Statement of Financial Condition with Report of
Independent Registered Public Accounting Firm Thereon
As of December 31, 2021

(Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission)

CONTENTS



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Securities, LLC
Nashville, Tennessee

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Rice Securities, LLC's auditor since 2022.

Houston, Texas
March 22, 2022

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 1,078,322
Deposits with clearing organizations	300,000
Due from clearing brokers	19,962
Accounts receivable	345,871
Other assets	92,489
TOTAL ASSETS	$ 1,836,644

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 516,120
Member's equity	1,320,524
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,836,644

The accompanying notes are an integral part of the consolidated financial statement.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corp (SIPC), and the Nasdaq Stock Market (NASDAQ). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through contracts with clearing organizations.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program. As the Designated Bonding Authority for the United States Department of Education's Historically Black College and University (HBCU) Capital Financing Program, RCAP helps refinance outstanding debt and secure needed funding for new projects at very competitive rates for both public and private HBCU institutions.

Basis of Presentation – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statements include the accounts of RCAP and RCMS. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax return.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2021, the Company did not recognize any uncertain tax positions.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2021, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Credit Losses - In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost.

The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date.

The FASB ASC 326-20, Financial Instruments-Credit Losses requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. If applicable, the Company records the estimated of expected credit losses as an allowance for credit losses. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company has assessed the impact the update has on its financial statements and has determined the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its accounts receivable or any other financial statement line.

The Company engages in activities involving the execution of various securities transactions for the benefit of Customers. These services are provided on a fully disclosed basis through two other clearing organizations. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation with the clearing organization. Volatile or illiquid trading markets may increase the Company's risk.

The Company's receivables from customers, other broker-dealers and the Company's clearing organizations include amounts receivable from settled and unsettled trades, amounts related to municipal underwriting contracts and cash deposits. The Company's trades are cleared through two clearing organizations. Funds are received by the Company for all settled trades within ten days after month end. The Company may request funds at any time during the month on any settled trades. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. Receivables from municipal underwriting contracts are generally received within 15 days after settlement of the bonds. The Company estimates an allowance for credit loss using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company monitors its exposure to the credit quality of its counterparties on a regular basis. Also see Note 2 (Clearing Organizations).

The Company's receivables from related parties are from advances made for operations. These advances are noninterest bearing and there are no scheduled repayment terms. The Company estimates the allowance for credit losses by considering credit quality indicators and recoverability of an outstanding advance. The Company monitors its exposure to the credit quality of its related parties on a regular basis. An advance or any portion thereof, is written off when management deems it is probable that the Company will be unable to collect the advances. At December 31, 2021, the Company did not have any receivables due from related parties. Also see Note 6 (Related Party Transactions).

The allowance for credit losses was $0 at December 31, 2021 as historically the Company has not had write offs on their accounts receivable balances.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has agreements with two clearing organizations whereby the clearing organizations perform clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organizations, in aggregate, require security deposits of $300,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2021.

NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. There were no open underwriting commitments at December 31, 2021.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal).

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,045,205, which exceeds its required net capital of $100,000 by $945,205. The Company's ratio of aggregate indebtedness to net capital was .494 to 1 at December 31, 2021.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The Company had no accounts receivable due from Rice for fees due under the management service agreement at December 31, 2021.

NOTE 7 – FINRA ARBITRATION AWARD

On October 20th, 2015, the Company filed a claim with FINRA Dispute Resolution Services ("FDRS") against another broker dealer and FINRA member firm (also referred to as the "Respondent") for damages caused due to tortious business interference. On July 16th, 2021 FDRS denied the Company's claims for damages. However, the Company was ordered to pay Respondent's attorney fees in the amount of $266,423 for a temporary restraining order obtained by the Company against Respondents in civil court prior to the FDRS arbitration process commencing. The Company believes that the arbitrators violated public policy with respect of the award to reimburse Respondents legal fees and as such, filed an appeal of the adverse arbitration award in civil court. At the time of this audit, the appeal is still pending. In accordance with SEA Rule 15c3-1, an adverse arbitration award must be recorded as a liability and included in the Company's computation of Aggregate Indebtedness, even if the appeal process has not yet been exhausted. At December 31, 2021, the amount of the award is included in Aggregate Indebtedness and included in accrued liabilities in the consolidated statement of financial condition.

NOTE 8 – CONTINGENCIES

The Company may develop unexpected legal contingencies or matters that exceed insurance coverage. The Company is subject to and in the future, may be subject to various claims, including legal claims arising in the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 22, 2022, the date which the consolidated financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the consolidated financial statements.